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10026726

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68201

RECD S.E.C.
FEB 2 5 2010
503

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/02/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stalwart Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

132 Central Ave
(No. and Street)

Hillsdale (City) NJ (State) 07642 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas C. Evans 201-358-2856
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dugan, Colthart and Zoch P.A.
(Name – *if individual, state last, first, middle name*)

161 McKinley Street (Address) Closter (City) NJ (State) 07624 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Douglas C. Evans, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stalwart Capital, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

not applicable

Signature

Managing Principal

Title

MARY E. COMBS
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES FEBRUARY 11, 2013
I.D.# 2035779

Notary Public

MARY E. COMBS
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES FEBRUARY 11, 2013
I.D.# 2035779

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Independent Auditor's Report On Internal Control

X (p) Schedule of segregation Requirements and Funds in Segregation Pursuant to the Commodity Exchange Act

8-68201

STALWART CAPITAL, LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2009

TABLE OF CONTENTS

DUGAN, COLTHART & ZOCH, P.A.
Certified Public Accountants

161 McKINLEY STREET
P.O. BOX 576
CLOSTER, N.J. 07624

(201) 767-6270
FAX: (201) 767-0920
www.dczcpa.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Stalwart Capital, LLC
Hillsdale, NJ 07642

We have audited the accompanying statement of financial condition of Stalwart Capital, LLC (the Company) as of December 31, 2009, and the related statements of income (loss), changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows from the period of inception, March 2, 2009 through December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stalwart Capital, LLC as of December 31, 2009, and the results of its operations and its cash flows from period of inception March 2, 2009 through December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dugan Colthart & Zoch, P.A.
February 15, 2010

STALWART CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS:		
Cash and Cash Equivalents	$	19,009
Prepaid Expenses		415
TOTAL ASSETS	$	19,424
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts Payable	$	234
Accrued Expenses		2,500
Total Liabilities		2,734
Member's Equity		16,690
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	19,424

See independent auditor's report and accompanying notes.

STALWART CAPITAL, LLC
STATEMENT OF INCOME (LOSS)
FROM THE PERIOD OF INCEPTION MARCH 2, 2009 THROUGH DECEMBER 31, 2009

COMMISSION INCOME	$ -
EXPENSES:	
Advertising and Promotion	155
Bank Service Charges	20
Regulatory Fees and Expenses	3,625
Charitable Contributions	1,050
Computer and Internet Expenses	1,217
Insurance Expense	346
Interest Expense	2
Meals and Entertainment	101
Office Supplies	84
Postage and Delivery	25
Printing and Reproduction	31
Professional Fees	2,500
Telephone Expense	1,348
Travel Expense	1,406
Total Expenses	11,910
NET INCOME (LOSS)	$ (11,910)

See independent auditor's report and accompanying notes.

STALWART CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FROM THE PERIOD OF INCEPTION MARCH 2, 2009 THROUGH DECEMBER 31, 2009

MEMBER'S EQUITY, MARCH 2, 2009	$ -
Capital Contributed	28,600
Net Loss	(11,910)
Less: Distributions	-
MEMBER'S EQUITY, DECEMBER 31, 2009	$ 16,690

See independent auditor's report and accompanying notes.

STALWART CAPITAL, LLC
STATEMENT OF CASH FLOWS
FROM THE PERIOD OF INCEPTION MARCH 2, 2009 TO DECEMBER 31, 2009

Cash Flows from Operating Activities:		
Net Loss	$	(11,910)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:		
(Increase) Decrease in Operating Assets:		
Prepaid Expenses		(415)
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		234
Accrued Expenses		2,500
Net Cash Used For Operating Activities		(9,591)
Cash Flows From Financing Activities:		
Member's Capital Contributed		28,600
Net Cash Provided by Financing Activities		28,600
Increase in Cash and Cash Equivalents		19,009
Cash and Cash Equivalents at March 2, 2009		-
Cash and Cash Equivalents at December 31, 2009	$	19,009

See independent auditor's report and accompanying notes.

STALWART CAPITAL, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FROM THE PERIOD OF INCEPTION MARCH 2, 2009 TO DECEMBER 31, 2009

SUBORDINATED BORROWINGS AT MARCH 2, 2009	$ -
Increases in Borrowings	-
Repayment of Borrowings	-
SUBORDINATED BORROWINGS AT DECEMBER 31, 2009	$ -

See independent auditor's report and accompanying notes.

STALWART CAPITAL, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15C 3-1
AS OF DECEMBER 31, 2009

Computation of Net Capital:		
Total Member's Equity per Statement of Financial Condition	$	16,690
Deduct Member's Equity Not Allowable for Net Capital		-
Total Member's Equity Qualified for Net Capital		16,690
Add Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital		-
Total Capital and Allowable Subordinated Liabilities		16,690
Deductions and/or Changes:		
Total Non-Allowable Assets Per Statement of Financial Condition		(415)
Net Capital before Haircuts on Security Positions		16,275
Haircuts on Security Positions		-
Net Capital	$	16,275
Aggregate Indebtedness Included in the Statement of Financial Condition:		
Accounts Payable	$	234
Accrued Expenses		2,500
Total Aggregate Indebtedness	$	2,734
Percentage of Aggregate Indebtedness to Net Capital		16.80%

See independent auditor's report and accompanying notes.

STALWART CAPITAL, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15C 3-1 (CONTINUED)
AS OF DECEMBER 31, 2009

Computation of Basic Net Capital Requirement:

Minimum Net Capital Required (6.67% of Total Aggregated Indebtedness)		$ 182
Minimum Dollar Net Capital Requirement		5,000
Net Capital Requirement		5,000
Excess Net Capital		11,275
Excess Net Capital at 1000%:		
Net Capital		$ 16,275
Aggregate Indebtedness	$ (2,734)	
	10%	(273)
Less: Minimum Net Capital Requirement		(5,000)
Excess Net Capital at 1000%		$ 11,002
Ratio Aggregate Indebtedness to Net Capital		.17 to 1

Reconciliation of Net Capital With Company's
Computation Included in Part IIA Form X-17A-5
As of December 31, 2009

Net Capital as Reported in Company's Original (Unaudited) Part IIA Focus Report	$ 16,274
Rounding	1
Net Capital Per Above and As Per Amended Focus Report	$ 16,275

See independent auditor's report and accompanying notes.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
Stalwart Capital, LLC ("The Company") is a broker-dealer registered with the SEC and is a member of the National Association of Securities Dealers (NASD) and Financial Industry Regulatory Authority (FINRA) and is engaged in the private placement of securities as an agent. The Company does not hold customer funds or safe keep customer securities.

The company was organized on March 2, 2009 as a single member New Jersey Limited Liability Company.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, cash in bank, and temporary cash investments. Temporary cash investments are all highly liquid instruments with maturities of less than three months.

Income Taxes
All items of income or loss flow through to the member of the limited liability company who is responsible for the income taxes thereon.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue Recognition
The Company recognizes commission income on a trade-date basis when acting as an agent on the sale of a private placement security.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of a $5,000 minimum net capital and requires that aggregate indebtedness shall not exceed 800% of net capital the first twelve months of FINRA membership and 1500% thereafter.

NOTE B - NET CAPITAL REQUIREMENTS (CONT'D)

At December 31, 2009, the company had net capital of $16,275 which was $11,275 in excess of its required net capital of $5,000. The company's aggregate indebtedness was .17% of its net capital.

NOTE C - OMITTED SUPPLEMENTARY SCHEDULES

The following supplementary schedules have been omitted due to the fact that the Company is exempt under Section (K) 2(i) of SEC Rule 15c3-3 and the commodity futures trading commission:

- Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- Information Relating to Possession or Control Requirements Under Rule 15c3-3
- Schedules of Segregation Requirements and Funds in Segregation Pursuant to the Commodity Exchange Act